1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
April 9, 2012
VIA EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”) SEC File Numbers: 333-35883 and 811-08361
Dear Ms. White:
This letter responds to comments you provided to me in a telephonic discussion on December 13, 2011, with respect to your review of Post-Effective Amendment No. 25 (“PEA No. 25”) to the Trust’s registration statement filed with the Securities and Exchange Commission on December 2, 2011. PEA No. 25 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Global Markets Navigator Fund (the “Fund”). We have reproduced your comments below, followed by our responses.
1.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: We hereby confirm that we believe the Fund’s derivatives-related disclosure is appropriate.

2.	Comment: Although the term “Global” is not covered by Rule 35d-1, the SEC Staff holds the position that a Fund with “Global” in its name should maintain a significant portion of its assets in investments outside the U.S. Please explain how the Fund intends to comply with this position.

April 9, 2012 Page 2
Response: The Fund seeks to track the performance of the GS Global Markets Navigator Index (the “Index”), and includes the term “Global” in its name for that reason. As disclosed in the Fund’s Prospectus, the Index is comprised of, and allocates exposures to, a set of underlying indices representing various global asset classes in an attempt to provide exposure to the price momentum of these asset classes. The percentage of the Fund exposed to any one asset class or geographic region will vary from time to time as the weightings of those asset classes and regions change within the Index. While the Fund expects that it will generally maintain global exposures, the Fund may at times (as disclosed in the Prospectus) be more heavily invested in certain asset classes, such as U.S. equity or U.S. fixed income.

3.	Comment: In the Fund’s fee table, please remove the horizontal line between “Other Expenses” and “Acquired Fund Fees and Expenses.”

Response: We have incorporated your comment.

4.	Comment: Please confirm that expenses associated with investments in exchange-traded funds, if any, are included in “Acquired Fund Fees and Expenses” in the Fund’s fee table.

Response: We hereby confirm that expenses associated with investments in exchange-traded funds, if any, will be included in “Acquired Fund Fees and Expenses” in the Fund’s fee table.

5.	Comment: Please include in the Fund’s fee table the footnote required by Item 3, Instruction 3(f)(vi) (disclosure that amounts are based on estimated amounts for the current fiscal year).

Response: We have incorporated your comment.

6.	Comment: If the Fund expects to invest through a subsidiary, please include the subsidiary’s fee in the Fund’s fee table and in the “Service Providers” section of the Prospectus, and include the footnote provided in Item 3, Instruction 1(d)(i) in the Fund’s fee table.

Response: The Fund has not yet established a subsidiary. Should the Fund determine in the future to invest through a subsidiary, the Fund will amend its Prospectus to include the referenced disclosure.

April 9, 2012 Page 3
7.	Comment: Please disclose asset class weightings in the Fund’s principal strategy, if possible.

Response: As described in the Prospectus, the Fund’s asset class weightings will vary depending on the weightings of the Index. Simulations of the Index Methodology suggest frequent and significant changes in asset weights. We accordingly respectfully decline to modify the Fund’s disclosure in this regard.

8.	Comment: Please revise the first paragraph of the Fund’s principal strategy to the extent necessary so that the disclosure is in “plain English.”

Response: We have incorporated your comment.

9.	Comment: Regarding the Fund’s subsidiary, please disclose the Fund’s reasons for investing in the subsidiary and disclose who will cover the subsidiary’s management fees. Please also confirm that the subsidiary will comply with the Fund’s valuation policies and procedures and will share consolidated financial statements with the Fund.

Response: As noted above, the Fund has not yet established a subsidiary. Accordingly, the Fund does not believe that the requested disclosures are appropriate at this time. However, to the extent the Fund determines in the future to invest through a subsidiary, the Fund will amend its Prospectus to include the additional disclosures requested. The Fund hereby confirms that any subsidiary would comply with the Fund’s valuation policies and procedures, and would share consolidated financial statements with the Fund.

10.	Comment: We are not able to access the Fund’s portfolio holdings or information regarding how the Fund voted proxies at the website address provided on page 7 of the Fund’s Prospectus and pages B-68 and B-70 of the Fund’s Statement of Additional Information.

Response: We hereby confirm that the Fund’s portfolio holdings information will be made available at the website address provided on page 7 of the Prospectus, and that the references on pages B-68 and B-70 correctly refer the reader to the locations where the Fund’s proxy voting and portfolio holdings information will be made available.

11.	Comment: Please disclose that the subsidiary will only invest in instruments in which the Fund can directly invest.

April 9, 2012 Page 4
Response: We have incorporated your comment.

12.	Comment: Please provide an introduction to the discussion of the Quantitative Investment Strategies Team and provide a segue between this discussion and the portfolio manager table in the “Service Providers” section of the Fund’s Prospectus.

Response: We have incorporated your comment.

13.	Comment: On page B-70 of the Fund’s Statement of Additional Information, please disclose the identity of any third parties to whom portfolio holdings information is provided, the frequency with which it is provided, and any related lag time.

Response: The Fund does not have any ongoing arrangements to make available information on the Fund’s portfolio securities to any person other than those disclosed.

14.	Comment: Please include the required disclosure from Regulation S-K, Item 510, in Item 30 of the Fund’s Part C.

Response: We have incorporated your comment.

15.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan
cc:      Patricia Meyer, Goldman Sachs Asset Management, L.P.

Exhibit A
April 9, 2012
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549
Dear Ms. White:
On behalf of the Goldman Sachs Global Markets Navigator Fund (the “Registrant”), it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933 and Amendment No. 26 under the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in acknowledging the effective date of the Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC under the federal securities laws.
Sincerely,
/s/ Patricia Meyer
Patricia Meyer
Assistant Secretary
Goldman Sachs Global Markets Navigator Fund